SO
3-7-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
02019065
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 2002
080

SEC FILE NUMBER
8- 5072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advantage Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Windy Ridge Parkway Suite 1100
(No. and Street)

Atlanta (City) GA (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel O. Williams 770-916-6550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name — *if individual, state last, first, middle name*)

50 Hurt Plaza, Suite 1700 (Address) Atlanta (City) GA (State) 30303 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel O. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advantage Capital Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Controller and Assistant Vice President

Title

Notary Public

Notary Public, Cobb County, Georgia
My Commission Expires May 28, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(o) Independent auditors report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(p) A reconciliation of the audited net capital computation and the corresponding unaudited Part II A.

Advantage Capital Corporation

(An indirect wholly-owned subsidiary of
American International Group, Inc.)

Financial Statements

For the Year Ended
December 31, 2001

Advantage Capital Corporation
Table of Contents to Financial Statements and Additional Information
For the Year Ended December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
50 Hurt Plaza
Suite 1700
Atlanta GA 30303
Telephone (678) 419 7000
Facsimile (678) 419 8899

Report of Independent Accountants

To the Shareholder and Board of Directors of
Advantage Capital Corporation (an indirectly wholly owned subsidiary of SunAmerica Inc.)

In our opinion, the accompanying statement of financial condition and the related statements of income, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of Advantage Capital Corporation (the Company) at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

Advantage Capital Corporation
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
For the Year Ended December 31, 2001

Assets:	
Cash and cash equivalents	$ 4,213,728
Cash segregated under federal regulations	403,968
Commissions receivable	1,291,518
Deposits, prepaid expenses and other assets	917,609
Software (net of accumulated amortization of $1,424,741)	2,138,868
Goodwill (net of accumulated amortization of $2,189,147)	7,149,497
Deferred income taxes	1,731,000
Total assets	$ 17,846,188
Liabilities:	
Commissions payable	$ 1,081,759
Payable to Parent	752,265
Accounts payable to dealers	111,163
Other liabilities	147,358
Total liabilities	2,092,545
Shareholder's equity:	
Common stock – $1 par value; 13,850 shares authorized; issued and outstanding	13,850
Additional paid-in capital	16,494,244
Accumulated deficit	(754,451)
Total shareholder's equity	15,753,643
Total liabilities and shareholder's equity	$ 17,846,188

The accompanying notes are an integral part of these financial statements.

Advantage Capital Corporation

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Statement of Income

For the Year Ended December 31, 2001

Revenue:	
Commissions	$ 26,260,501
Interest income	151,523
Other operating income	5,844,436
	32,256,460
Expenses:	
Commissions	23,852,174
General, administrative and indirect selling expenses	8,679,864
	32,532,038
Loss before income taxes	(275,578)
Income tax benefit	306,000
Net income	$ 30,422

The accompanying notes are an integral part of these financial statements.

Advantage Capital Corporation

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Statement of Shareholder's Equity

For the Year Ended December 31, 2001

	Capital Stock		Additional Paid-in Capital	Accumulated Defecit	Total
	Shares	Amount			
Balance at December 31, 2000	13,850	$ 13,850	$ 16,494,244	$ (784,873)	$ 15,723,221
Net income				30,422	$ 30,422
Balance at December 31, 2001	13,850	$ 13,850	$ 16,494,244	$ (754,451)	$ 15,753,643

The accompanying notes are an integral part of these financial statements.

Advantage Capital Corporation

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 30,422
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	811,075
Deferred income taxes	(508,000)
Change in:	
Cash segregated under federal regulations	1,465,610
Commissions receivable	2,077,756
Deposits, prepaid expenses and other assets	483,888
Commissions payable	(134,438)
Payable to parent	(666,245)
Accounts payable to dealers	(228,479)
Other liabilities	(1,104,486)
Net cash provided by operating activities	2,227,103
Cash flows provided by financing activities:	
Collection of capital contribution receivable from parent	925,000
Cash provided by financing activities	925,000
Net increase in cash and cash equivalents	3,152,103
Cash and cash equivalents - beginning of period	1,061,625
Cash and cash equivalents - end of period	$ 4,213,728

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

General

Advantage Capital Corporation (the "Company") is a wholly-owned subsidiary of SunAmerica Financial Network, Inc., which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of SunAmerica, Inc. (the "Parent"), which is a wholly-owned subsidiary of American International Group, Inc. ("AIG").

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company is licensed in all fifty states.

2. Significant Accounting Policies

Commissions Revenue and Expenses

Commissions revenue and expenses relating to securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents

Cash includes cash in bank, overnight investments, commercial paper and money market mutual funds available on demand.

Software Development Costs

The Company capitalized certain costs allocated from the Parent (see Note 7) relating to the in-house development of a data storage and retrieval system. Such costs included costs incurred with third-party vendors and payroll costs for employees directly associated with the project. These costs are being amortized on a straight line basis over the estimated useful life of 5 years. Other costs such as general, administrative and overhead costs are expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return of AIG. For financial reporting purposes, the provision for income taxes is calculated on a separate return basis.

2. Significant Accounting Policies (Continued)

Financial Instruments

The carrying amount of financial instruments including cash and cash equivalents, commissions receivable, other receivables, accounts payable and other accrued liabilities, commissions payable, accrued employee benefits, and income taxes payable to Parent approximate their fair values.

Goodwill

Goodwill is amortized using the straight-line method over a period of 25 years. Goodwill in the accompanying consolidated balance sheet is shown net of accumulated amortization of $2,189,147 as of December 31, 2001. Goodwill is evaluated for impairment whenever events or changes in economic circumstances indicate that the carrying amount may not be recoverable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred.

3. Cash Segregated Under Federal Regulations

Cash of $403,968 as of December 31, 2001 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers as a result of mutual fund trades.

4. Deferred Commissions

The Company has adopted the Registered Representatives' Deferred Compensation Plan (the "Plan") which will be offered to eligible independent contractor registered representatives of the Company. The purpose of the Plan is to (1) attract and retain individuals to become licensed with the Company to market the financial products offered for sale by the Company and (2) assist in the representatives' long range financial planning by offering an alternative for investing monthly commission and fee payments on a tax-deferred basis. The liability for such deferred compensation and the related assets have been transferred to the Parent and, thus, are not reflected in the consolidated balance sheet.

5. Income Taxes

The income tax provision (benefit) is composed of the following:

Current:		
Federal	$	284,000
State		(82,000)
		202,000
Deferred:		
Federal		(508,000)
Total	$	(306,000)

The Company's effective income tax rate for the year ended December 31, 2001 primarily results from the recognition of previously unrecognized deferred tax assets.

The significant components of the deferred tax asset as of December 31, 2001 is as follows:

Deferred tax assets:		
Deferred commissions	$	2,475,900
Deferred expenses		29,750
Total deferred tax assets		2,505,650
Deferred tax liabilities - various		774,650
Deferred income taxes	$	1,731,000

The deferred commissions portion of deferred tax assets relates to the non-qualified deferred compensation plan described in Note 4. The Company will be entitled to deduct these amounts when ultimately distributed to the representatives.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to1. At December 31, 2001, the Company had net capital, as defined, of approximately $2,685,738, which was $2,435,738 in excess of the required minimum net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.07 to 1 at December 31, 2001.

7. Transactions with Affiliates

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

The Company, under a service arrangement, reimbursed its parent for its allocated portion of the cost of developing a data storage and retrieval system. These costs are capitalized or expensed, as appropriate (see Note 2). For the twelve months ended December 31, 2001, the total amounts related to the data storage and retrieval system that were expensed by the Company were approximately $1,073,878.

The Company's back office processing is performed by Financial Service Corporation (FSC). FSC is a sister company of the Company, and is also a wholly-owned subsidiary of SunAmerica Inc. Overhead costs, including labor costs incurred by FSC on behalf of ACC are allocated to the Company. Total reimbursements from ACC to FSC were $2,362,780 in 2001.

Additionally, the Company receives an allocation of overhead expenses from the Parent. The amount allocated to the Company for the twelve months ended December 31, 2001 was approximately $308,290.

The Company also earns substantial commission revenues from sales of mutual funds and variable and fixed annuity products which are sponsored by affiliates.

8. Commitments and Contingent Liabilities

Subordinated Liabilities

There are no liabilities subordinated to the claims of general creditors as of December 31, 2001.

8. Commitments and Contingent Liabilities (Continued)

Litigation

The Company is involved in various kinds of litigation or claims which are common to its business. These matters are in various stages of development and, based on reports of counsel, management believes that provisions made for potential losses are adequate and that any further liabilities and costs will not have a material adverse impact upon the Company's financial position or results of operations.

Clearing Broker-Dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover loses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customers' obligations. The Company does not expect nonperformance by customers.

9. New Accounting Standards

In June 2001, FASB issued Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("FASB 142). FASB 142 requires the Company to discontinue the amortization of goodwill on its income statement. FASB 142 is effective for the year commencing January 1, 2002.

In addition, FASB 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. As of December 31, 2001, the Company reflects $7.1 million of goodwill net of accumulated amortization on its balance sheet. The Company is currently evaluating the impact of the impairment provisions of FASB 142, and believes that the impact on its results of operations and financial condition will not be significant.

Advantage Capital Corporation

Schedule I

(An indirectly wholly-owned subsidiary of American International Group, Inc.)

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
For the Year Ended December 31, 2001

NET CAPITAL:	
Total shareholder's equity	$ 15,753,643
Less - Nonallowable assets:	
Other assets and receivables	1,786,303
Software	2,138,867
Goodwill	7,149,497
Deferred income taxes	1,731,000
Deduction for excess fidelity bond	45,280
Net capital before haircuts on securities positions	2,902,696
Haircuts on securities	216,958
Total net capital	$ 2,685,738
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 2,435,738
AGGREGATE INDEBTEDNESS	$ 2,869,011
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.07

Computation of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission because it does not carry securities accounts for customers or perform custodial functions related to customer securities.

Advantage Capital Corporation
Reconciliation of the Audited Net Capital Computation and the broker-dealer's corresponding Unaudited Part II A

	Unaudited FOCUS 12/31/01	Audit Entries	Audited FOCUS 12/31/01
Net Capital Computation:			
Shareholder's Equity	15,653,288		
4th Quarter tax adjustments		193,000	
Reverse Audit entry		(61,998)	
Correct 12/31/99 R/E variance		(1,998)	
Audit Entry		(28,649)	
Adjusted Shareholder's Equity	15,653,288	100,355	15,753,643
Less:			
Non-Allowable Assets	13,995,453		
Correct NASD Renewals Balance	-	(196,736)	
Reclass Recruiting Notes		(1,154,397)	
Reclass Bonus Payment		(39,123)	
4th Quarter tax adjustments	-	200,469	
Adjusted Non-Allowable Assets	13,995,453	(1,189,787)	12,805,666
Haircuts	673	-	673
Fidelity Bond Deduction	45,280		45,280
AIM haircut	216,286		216,286
Adjusted Net Capital	1,395,596	-	2,685,738
Minimum Net Capital(AI/15)	277,277	-	250,000
Excess Net Capital	1,118,320		2,435,738
Aggregate Indebtedness(AI)	4,159,153		2,869,011
Correct NASD Renewals Balance	-	(196,736)	
Reclass Recruiting Notes		(1,154,397)	
SunAmerica Balance Intercompany Adjustment	-	92,645	
Accrued Other Payroll Adjustment		(39,123)	
Federal Tax Balance Adjustment		7,469	
Adjusted Aggregate Indebtedness	4,159,153	(1,290,142)	2,869,011
Ratio of AI to Net capital	2.98		1.07

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
50 Hurt Plaza
Suite 1700
Atlanta GA 30303
Telephone (678) 419 7000
Facsimile (678) 419 8899

Supplementary Report of Independent Accountants
Required by Rule 17a-5 of the
Securities and Exchange Commission

February 22, 2002

In planning and performing our audit of the financial statements and supplemental schedules of Advantage Capital Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002